LaSalle Global Trust Services

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

# Structured Asset Trust Unit Repackagings (SATURNS)
# Limited Brands Inc. Debenture Backed
# Series 2005-3

| | |
|---|---|
| Statement Date: | 01-Sep-09 |
| Payment Date: | 01-Sep-09 |
| Prior Payment: | 02-Mar-09 |
| Next Payment: | 01-Mar-10 |
| Record Date: | 27-Aug-09 |

*Administrator:*
Chris Nuxoll 312.904.1023
christopher.nuxoll@lasallegts.com

## *Reporting Package Table of Contents*

| | |
|---|---|
| Issue Id: | SAT00503 |
| Monthly Data File Name: | SAT00503_200909_3.ZIP |



| | |
|---|---|
| Closing Date: | 16-Dec-05 |
| First Payment Date: | 1-Mar-06 |
| Rated Final Payment: Date: | 1-Mar-33 |

**Parties to The Transaction**

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

**Information is available for this issue from the following sources**

| | |
|---|---|
| LaSalle Global Trust Services Web Site | www.etrustee.net |
| LaSalle Global Trust Services Factor Line | 800.246.5761 |

LaSalle Global Trust Services

# Structured Asset Trust Unit Repackagings (SATURNS)
# Limited Brands Inc. Debenture Backed
# Series 2005-3

| | |
|---|---|
| Statement Date: | 01-Sep-09 |
| Payment Date: | 01-Sep-09 |
| Prior Payment: | 02-Mar-09 |
| Next Payment: | 01-Mar-10 |
| Record Date: | 27-Aug-09 |

WAC: 41.700000%
WAMM: 282

## Grantor Trust

| Class<br>CUSIP | Original Face Value (1) | Opening Balance<br>Factor per $ 1000 | Principal Payment<br>Factor per $ 1000 | Principal Adj. or Loss<br>Factor per $ 1000 | Negative Amortization<br>Factor per $ 1000 | Closing Balance<br>Factor per $ 1000 | Interest Payment (2)<br>Factor per $ 1000 | Interest Adjustment<br>Factor per $ 1000 | Pass-Through Rate<br>Next Rate(3) |
|---|---|---|---|---|---|---|---|---|---|
| UNITS<br>80410Q207 | 25,000,000.00 | 25,000,000.00<br>1000.000000000 | 0.00<br>0.000000000 | 0.00<br>0.000000000 | 0.00<br>0.000000000 | 25,000,000.00<br>1000.000000000 | 875,000.00<br>35.000000000 | 0.00<br>0.000000000 | 7.0000000000%<br>Fixed |
| Total | 25,000,000.00 | 25,000,000.00 | 0.00 | 0.00 | 0.00 | 25,000,000.00 | 875,000.00 | 0.00 | |

| | |
|---|---|
| Total P&I Payment | 875,000.00 |

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated. * Denotes Controlling Class*

Page 2 of 7

*31-Aug-2009 - 07:07 (1215-1216) © 2009 Bank Of America Corporation*

**LaSalle Global Trust Services**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Limited Brands Inc. Debenture Backed*
*Series 2005-3*

| | |
|---|---|
| Statement Date: | 01-Sep-09 |
| Payment Date: | 01-Sep-09 |
| Prior Payment: | 02-Mar-09 |
| Next Payment: | 01-Mar-10 |
| Record Date: | 27-Aug-09 |

## Cash Reconciliation Summary

### Interest Summary

| | |
|---|---|
| Current Scheduled Interest | 875,000.00 |
| Less Deferred Interest | 0.00 |
| Less PPIS Reducing Scheduled Int | 0.00 |
| Plus Gross Advance Interest | 0.00 |
| Less ASER Interest Adv Reduction | 0.00 |
| Interest Not Advanced (Current Period) | 0.00 |
| Less Other Adjustment | 0.00 |
| Total | 875,000.00 |
| **Unscheduled Interest:** | |
| Prepayment Penalties | 0.00 |
| Yield Maintenance Penalties | 0.00 |
| Other Interest Proceeds | 0.00 |
| Total | 0.00 |
| Less Fee Paid To Servicer | 0.00 |
| Less Fee Strips Paid by Servicer | 0.00 |
| **Less Fees & Expenses Paid By/To Servicer** | |
| Special Servicing Fees | 0.00 |
| Workout Fees | 0.00 |
| Liquidation Fees | 0.00 |
| Interest Due Serv on Advances | 0.00 |
| Recoup of Prior Advances | 0.00 |
| Misc. Fees & Expenses | 0.00 |
| | 0.00 |
| Total Unscheduled Fees & Expenses | 0.00 |
| Total Interest Due Trust | 875,000.00 |
| **Less Fees & Expenses Paid By/To Trust** | |
| Trustee Fee | 0.00 |
| Fee Strips | 0.00 |
| Misc. Fees | 0.00 |
| Interest Reserve Withholding | 0.00 |
| Plus Interest Reserve Deposit | 0.00 |
| Total | 0.00 |
| Total Interest Due Certs | 875,000.00 |

### Principal Summary

| | |
|---|---|
| **Scheduled Principal:** | |
| Current Scheduled Principal | 0.00 |
| Advanced Scheduled Principal | 0.00 |
| Scheduled Principal | 0.00 |
| **Unscheduled Principal:** | |
| Curtailments | 0.00 |
| Prepayments in Full | 0.00 |
| Liquidation Proceeds | 0.00 |
| Repurchase Proceeds | 0.00 |
| Other Principal Proceeds | 0.00 |
| Total Unscheduled Principal | 0.00 |
| Remittance Principal | 0.00 |
| Remittance P&I Due Trust | 875,000.00 |
| Remittance P&I Due Certs | 875,000.00 |

### Pool Balance Summary

| | Balance | Count |
|---|---|---|
| Beginning Pool | 25,340,000.00 | 1 |
| Scheduled Principal | 0.00 | 0 |
| Unscheduled Principal | 0.00 | 0 |
| Deferred Interest | 0.00 | |
| Liquidations | 0.00 | 0 |
| Repurchases | 0.00 | 0 |
| Ending Pool | 25,340,000.00 | 1 |

### Servicing Fee Summary

| | |
|---|---|
| Current Servicing Fees | 0.00 |
| Plus Fees Advanced for PPIS | 0.00 |
| Less Reduction for PPIS | 0.00 |
| Plus Delinquent Servicing Fees | 0.00 |
| Total Servicing Fees | 0.00 |

### PPIS Summary

| | |
|---|---|
| Gross PPIS | 0.00 |
| Reduced by PPIE | 0.00 |
| Reduced by Shortfalls in Fees | 0.00 |
| Reduced by Other Amounts | 0.00 |
| PPIS Reducing Scheduled Interest | 0.00 |
| PPIS Reducing Servicing Fee | 0.00 |
| PPIS Due Certificate | 0.00 |

### Advance Summary (Advance Made by Servicer)

| | Principal | Interest |
|---|---|---|
| Prior Outstanding | 0.00 | 0.00 |
| Plus Current Period | 0.00 | 0.00 |
| Less Recovered | 0.00 | 0.00 |
| Less Non Recovered | 0.00 | 0.00 |
| Ending Outstanding | 0.00 | 0.00 |

LaSalle Global Trust Services

# Structured Asset Trust Unit Repackagings (SATURNS)
# Limited Brands Inc. Debenture Backed
# Series 2005-3

| | |
|---|---|
| Statement Date: | 01-Sep-09 |
| Payment Date: | 01-Sep-09 |
| Prior Payment: | 02-Mar-09 |
| Next Payment: | 01-Mar-10 |
| Record Date: | 27-Aug-09 |

## Bond Interest Reconciliation

| Class | Accrual Method | Accrual Days | Pass Thru Rate | Accrued Certificate Interest | Deductions: Allocable PPIS | Deductions: Deferred & Accretion Interest | Deductions: Interest Loss/Exp | Additions: Prior Int. Short-falls Due | Additions: Int Accrual on Prior Shortfall (3) | Additions: Prepay-ment Penalties | Additions: Other Interest Proceeds (1) | Distributable Certificate Interest (2) | Interest Payment Amount | Current Period (Shortfall)/ Recovery | Remaining Outstanding Interest Shortfalls | Credit Support Original | Credit Support Current(4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| UNITS | 30/360 | 180 | 7.0000000000% | 875,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 875,000.00 | 875,000.00 | 0.00 | 0.00 | NA | NA |
| | | | | 875,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 875,000.00 | 875,000.00 | 0.00 | 0.00 | | |

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.
(2) Accrued - Deductions + Additions Interest
(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.
(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

**LaSalle Global Trust Services**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Limited Brands Inc. Debenture Backed*
*Series 2005-3*

| | |
|---|---|
| Statement Date: | 01-Sep-09 |
| Payment Date: | 01-Sep-09 |
| Prior Payment: | 02-Mar-09 |
| Next Payment: | 01-Mar-10 |
| Record Date: | 27-Aug-09 |

## *Other Related Information*

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Limited Brands Inc. Debenture Backed*
*Series 2005-3*

Statement Date: 01-Sep-09
Payment Date: 01-Sep-09
Prior Payment: 02-Mar-09
Next Payment: 01-Mar-10
Record Date: 27-Aug-09

*Rating Information*

| Class | CUSIP | Original Ratings | | | Rating Change/Change Date(1) | | | |
|---|---|---|---|---|---|---|---|---|
| | | Fitch | Moody's | S&P | Fitch | Moody's | S&P | |
| UNITS | 80410Q207 | NR | Baa2 | BBB | | | BB | 6/18/09 |

NR - Designates that the class was not rated by the rating agency.

**(1)** Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

# Structured Asset Trust Unit Repackagings (SATURNS)
## Limited Brands Inc. Debenture Backed
### Series 2005-3

LaSalle Global Trust Services

| | |
|---|---|
| Statement Date: | 01-Sep-09 |
| Payment Date: | 01-Sep-09 |
| Prior Payment: | 02-Mar-09 |
| Next Payment: | 01-Mar-10 |
| Record Date: | 27-Aug-09 |

## *Realized Loss Detail*

| Period | Disclosure Control # | Appraisal Date | Appraisal Value | Beginning Scheduled Balance | Gross Proceeds | Gross Proceeds as a % of Sched. Balance | Aggregate Liquidation Expenses * | Net Liquidation Proceeds | Net Proceeds as a % of Sched. Balance | Realized Loss |
|---|---|---|---|---|---|---|---|---|---|---|
| **Current Total** | | | | | | | | | | |
| **Cumulative** | | | | | | | | | | |

\* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..